Exhibit a(5)(H)

Ramius Offers to Enter Into Immediate and Exclusive Negotiations to Acquire Cypress Bioscience for $5.50 Per Share

Increased Offer Conditioned Upon Cypress Commencing Exclusive Negotiations Today

Announces Extension of Tender Offer Until December 17, 2010

NEW YORK, Dec. 10, 2010 /PRNewswire/ -- Ramius V&O Acquisition LLC, a subsidiary of Ramius LLC (collectively, “Ramius”), today announced that it has sent a letter to the Board of Directors of Cypress Bioscience, Inc. (Nasdaq: CYPB) outlining its willingness to acquire all of Cypress’ outstanding Common Stock in a negotiated transaction for $5.50 per share.  The offer is conditioned upon Cypress commencing exclusive negotiations with Ramius no later than Friday, December 10, 2010 and entering into a definitive merger agreement by no later than Sunday, December 12, 2010.  This offer was first communicated to Cypress’ financial advisors on Thursday, December 9, 2010.  Ramius currently owns 9.9% of Cypress and commenced a tender offer on September 15, 2010 to purchase all of the shares of Cypress it does not currently own for $4.25 per share.

The $5.50 offer described in the letter represents a 120% premium over the $2.50 closing price of Cypress’ stock on July 16, 2010, the last trading day before Ramius publicly announced its proposal to acquire the Company for $4.00 per share in cash.

Ramius believes that the $5.50 offer will enable the Board to bring its exploration of all strategic alternatives to a prompt conclusion with a transaction that provides stockholders with a high degree of certainty that they will receive immediate full and fair value for their shares.

As outlined in the letter, affiliates of Royalty Pharma Finance Trust have indicated that they are prepared to provide financing for the $5.50 offer, provided Cypress commences exclusive negotiations with Ramius no later than Friday, December 10, 2010 and  a fully negotiated merger agreement between Cypress and Ramius is signed no later than Sunday, December 12, 2010.

In order to facilitate discussions, Ramius also today announced that it is extending its previously announced tender offer for $4.25 per share until 12:00 Midnight, New York City time, on December 17, 2010, unless the offer is further extended.  The tender offer was previously scheduled to expire at 12:00 Midnight, New York City time, on December 10, 2010.  All other material terms and conditions of the tender offer remain unchanged.

Previously, on September 15, 2010, Ramius announced that it commenced a tender offer to acquire all of the outstanding shares of common stock of Cypress for $4.25 per share in cash. That offer represented a 70% premium over the $2.50 closing price of Cypress’ stock on July 16, 2010, the last trading day before Ramius publicly announced its proposal to acquire the Company for $4.00 per share in cash.

As of the close of business on December 9, 2010, approximately 2,993,774 shares of Common Stock of Cypress, representing approximately 7.8% of all outstanding shares, were validly tendered and not withdrawn pursuant to the tender offer.  This amount does not include the 3,815,000 shares owned by Ramius and its affiliates.

Ramius has also entered into a confidentiality agreement with Cypress to conduct due diligence in connection with its tender offer or a possible negotiated transaction with Cypress.  The confidentiality agreement does not restrict Ramius’ ability to continue or consummate its current tender offer or to conduct a proxy solicitation in connection with the Company’s 2011 Annual Meeting of Stockholders.

The full text of the letter follows:

Dear Board Members:

Following our conversations with Perella Weinberg Partners over the past few weeks, this letter sets forth the willingness of Ramius V&O Acquisition LLC and its affiliates (“V&O Acquisition”) to offer to acquire all of the outstanding common stock (the “Common Stock”) of Cypress Bioscience, Inc. (“Cypress”) not already owned by V&O Acquisition and its affiliates in a negotiated transaction for $5.50 per share (the “Revised Offer”) provided that Cypress commences exclusive negotiations with V&O Acquisition no later than Friday, December 10, 2010, and enters into a definitive merger agreement no later than Sunday, December 12, 2010.  V&O Acquisition’s current tender offer is scheduled to expire on Friday, December 10, 2010.  To facilitate discussions, V&O Acquisition will be extending its existing tender offer for an additional five (5) business days, but reserves the right to terminate the tender offer at any time.

As of the date hereof, affiliates of Royalty Pharma Finance Trust (“Royalty Pharma”) have indicated that they are prepared to invest approximately $196 million in cash in the equity of V&O Acquisition to enable V&O Acquisition to pay the amount payable to stockholders of Cypress pursuant to the Revised Offer.  Royalty Pharma’s financing is not subject to due diligence or any other material condition.  However, Royalty Pharma has advised Ramius that it reserves the right to withdraw this financing arrangement if Cypress has not commenced exclusive negotiations with V&O Acquisition by midnight on Friday, December 10, 2010 and has not entered into a definitive merger agreement by midnight on Sunday, December 12, 2010.

V&O Acquisition believes that, as a result of its pending tender offer, it is able to acquire Cypress and pay the stockholders of Cypress the full value of their shares more quickly than any other potential bidder.  V&O Acquisition has completed all required due diligence and has sufficient funds to promptly close the tender offer.

V&O Acquisition is willing to enter into a merger agreement giving effect to the Revised Offer, which is of significant value and brings immediate certainty to Cypress and its stockholders.  The terms would include the following:

1.	All cash offer of $5.50 per share.

2.	The financing condition of the existing tender offer would be removed, including any requirement for future due diligence.

3.	A seller-friendly second-step merger agreement with limited representations and warranties.

4.
V&O Acquisition would be willing to close on the tender offer as soon as legally permissible, i.e., 10 business days after the announcement of the execution of the definitive merger agreement subject to Hart-Scott-Rodino (“HSR”) approval.  V&O Acquisition is prepared to seek early termination of the waiting period under HSR.  V&O Acquisition is also prepared to reduce the 90% stock tender condition to 50.1% of the outstanding Common Stock upon execution of the merger agreement if the parties can negotiate an appropriate top-up option and subsequent offering period to facilitate a short-form second step merger.

5.
V&O Acquisition is willing to provide a broad fiduciary out in the merger agreement for any higher or better offer received prior to the closing of the tender offer, with the breakup fee on the low end of fairness, i.e., two percent (2%) of transaction value.

Time is of the essence.  The above offer is subject to the condition that Cypress commences exclusive negotiations with V&O Acquisition no later than Friday, December 10, 2010 and enters into a definitive merger agreement by no later than Sunday, December 12, 2010.

V&O Acquisition appreciates that the Board of Directors and its financial advisors have fashioned a process by which Cypress has had the opportunity to fully explore strategic alternatives.  We believe stockholders are expecting the Board of Directors to bring this process to a prompt conclusion with a transaction that provides a high degree of certainty that they will receive immediate full and fair value for their shares.  The benefits of the Revised Offer should be clear to all concerned.

We look forward to hearing from you.  We are prepared to meet with you immediately to commence negotiations around a definitive merger agreement.

Very truly yours,

Jeffrey C. Smith

Ramius V&O Acquisition LLC

For further information regarding Ramius’ tender offer, shareholders can visit www.tenderforcypressbio.com.  Otherwise, to contact Ramius directly, stockholders can email contact information to cypbtender@ramius.com.

IMPORTANT INFORMATION REGARDING THE TENDER OFFER

Ramius V&O Acquisition LLC, a wholly-owned subsidiary of Ramius Value and Opportunity Advisors LLC, has commenced, along with certain of its affiliates, a tender offer to purchase all of the outstanding shares of common stock of Cypress at $4.25 per share, net to the seller in cash, without interest.  The offer is now scheduled to expire at 12:00 Midnight, New York City time, on December 17, 2010, unless the offer is extended.

Innisfree M&A Incorporated is the Information Agent for the tender offer and any questions or requests for the Offer to Purchase and related materials with respect to the tender offer may be directed to Innisfree M&A Incorporated.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES.  THE SOLICITATION AND THE OFFER TO BUY CYPRESS’ COMMON STOCK IS ONLY BEING MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC HAS FILED (AND WILL FILE) WITH THE SECURITIES AND EXCHANGE COMMISSION.  STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER.  STOCKHOLDERS MAY OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC’S WEBSITE AT WWW.SEC.GOV/ OR FROM RAMIUS LLC BY CONTACTING INNISFREE M&A INCORPORATED TOLL-FREE AT (877) 717-3936 OR COLLECT AT (212) 750-5833.

The offer is now scheduled to expire at 12:00 Midnight, New York City time, on December 17, 2010, unless extended.

About Ramius LLC

Ramius LLC is a registered investment advisor that manages assets in a variety of alternative investment strategies. Ramius LLC is headquartered in New York with offices located in London, Luxembourg, Tokyo, Hong Kong and Munich.

Contact:

Ramius LLC
Peter Feld, 212-201-4878
Gavin Molinelli, 212-201-4828

CONTACT: Peter Feld, +1-212-201-4878, or Gavin Molinelli, +1-212-201-4828, both of Ramius LLC